EXHIBIT 99.1

Aeterna Zentaris Announces Strategic Review and Engagement of Financial Advisor

CHARLESTON, S.C., March 12, 2019 (GLOBE NEWSWIRE) -- Aeterna Zentaris Inc. (NASDAQ:AEZS) (TSX: AEZS) announced today that its board of directors has formed a special committee of independent directors (the “Special Committee”) to review strategic options available to Aeterna Zentaris.

The Special Committee has approved the engagement by the Company of Torreya, a global investment bank specializing in life sciences, as its financial advisor.  Torreya is working with management to assist the Special Committee and the board of directors in considering a wide range of transactions (including opportunities for the license of macimorelin outside of the United States and Canada, other monetization transactions relating to macimorelin or the potential sale of the company) which may create value for the company, its shareholders and other stakeholders.

There is no defined timeline for the strategic review.  The review of strategic alternatives may result in a variety of outcomes or no outcome and there can be no assurance that Aeterna Zentaris will pursue or execute any specific action or transaction.  Aeterna Zentaris currently does not intend to make any further announcements or comments regarding its review of strategic alternatives unless required by law.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company focused on commercializing novel pharmaceutical therapies, principally through out-licensing arrangements.  Aeterna Zentaris is a party to a license and assignment agreement with a subsidiary of Novo Nordisk A/S to carry out development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) in the United States and Canada. For more information, visit www.zentaris.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined by applicable securities legislation) made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words "will," "expects," "believes," "intends," "would," "could," "may," "anticipates," and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this press release and in our Annual Report on Form 20-F, under the caption "Key Information - Risk Factors" filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements.  Such risks and uncertainties include, among others, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully launch the product, our strategic review process, the ability of the Special Committee to carry out its mandate, the ability of Aeterna Zentaris to enter into out-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, reliance on third parties for the manufacturing and commercialization of our product candidates, potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, and, more generally, uncertainties related to the regulatory process, our ability to efficiently commercialize  or out-license Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our products, the impact of securities class action litigation or other litigation on our cash flow, results of operations and financial position, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions.  Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties.  Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Contact:

Michael V. Ward
Chief Executive Officer
Aeterna Zentaris Inc.
IR@aezsinc.com
843-900-3201